82-4453

KAYE SCHOLER LLP

Jonathan M. Gottsegen
212 836-7263
Fax 212 836-7223
jgottsegen@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

02034093

April 11, 2002

BY HAND

SUPPL

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

RECD S.E.C.
APR 11 2002
070

Re: Rule 12g3-2(b) Submission

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Grupo Minsa, S.A. de C.V. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

We are enclosing an English translation of the Company's consolidated financial statements for the period ended December 31, 2001. The Company's Director's Report for this period is also enclosed.

We respectfully request that this submission be duly recorded. If you have any questions regarding this filing, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Jonathan M. Gottsegen

dlw 5/21

cc: Sr. Javier Eguia Lis N.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** Quarter: **4** Year: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,531,855**	**100**	**3,237,120**	**100**
2	**CURRENT ASSETS**	**587,095**	**23**	**1,185,094**	**37**
3	CASH AND SHORT-TERM INVESTMENTS	47,337	2	22,353	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	243,725	10	548,666	17
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	159,207	6	403,169	12
6	INVENTORIES	87,368	3	179,138	6
7	OTHER CURRENT ASSETS	49,458	2	31,768	1
8	**LONG-TERM**	**25,082**	**1**	**25,082**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	25,082	1	25,082	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,461,907**	**58**	**1,475,713**	**46**
13	PROPERTY	714,727	28	695,812	21
14	MACHINERY AND INDUSTRIAL	1,051,809	42	1,008,159	31
15	OTHER EQUIPMENT	141,605	6	160,160	5
16	ACCUMULATED DEPRECIATION	491,378	19	441,574	14
17	CONSTRUCTION IN PROGRESS	45,144	2	53,156	2
18	**DEFERRED ASSETS (NET)**	**448,097**	**18**	**551,231**	**17**
19	**OTHER ASSETS**	**9,674**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,073,367**	**100**	**1,151,962**	
21	**CURRENT LIABILITIES**	**889,078**	**83**	**848,929**	**74**
22	SUPPLIERS	135,473	13	114,473	10
23	BANK LOANS	659,602	61	676,464	59
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	23,210	2	16,555	1
26	OTHER CURRENT LIABILITIES	70,793	7	41,437	4
27	**LONG-TERM LIABILITIES**	**184,289**	**17**	**303,033**	**26**
28	BANK LOANS	184,289	17	303,033	26
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,458,488**		100 **2,085,158**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**1,458,488**	**100**	**2,085,158**	**100**
36	**CONTRIBUTED**	**2,424,839**	**166**	**2,424,847**	**116**
37	PAID-IN CAPITAL STOCK (NOMINAL)	622,564	43	622,571	30
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,401,468	96	1,401,468	67
39	PREMIUM ON SALES OF SHARES	400,807	27	400,808	19
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(966,351)**	**(66)**	**(339,689)**	**(16)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	140,767	10	176,813	8
43	REPURCHASE FUND OF SHARES	128,815	9	128,803	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(659,020)	(45)	(609,866)	(29)
45	NET INCOME FOR THE YEAR	(576,913)	(40)	(35,439)	(2)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**47,337**	100	**22,353**	100
46	CASH	35,047	74	21,565	96
47	SHORT-TERM INVESTMENTS	12,290	26	788	4
18	**DEFERRED ASSETS (NET)**	**448,097**	100	**551,231**	
48	AMORTIZED OR REDEEMED EXPENSES	363,285	81	466,477	85
49	GOODWILL	11,742	3	13,681	2
50	DEFERRED TAXES	73,070	16	71,073	13
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**889,078**	100	**848,929**	
52	FOREING CURRENCY LIABILITIES	428,780	48	438,746	52
53	MEXICAN PESOS LIABILITIES	460,298	52	410,183	48
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**70,793**		100 **41,437**	
57	OTHER CURRENT LIABILITIES WITH COST	34,601	49	38,664	93
58	OTHER CURRENT LIABILITIES WITHOUT COST	36,192	51	2,773	7
27	**LONG-TERM LIABILITIES**	**184,289**	100	**303,033**	
59	FOREING CURRENCY LIABILITIES	184,289	100	303,033	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	100	**0**	
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**0**	100	**0**	
65	NEGATIVE GOODWILL		0	0	0
66	DEFERRED TAXES		0	0	0
67	OTHERS		0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(659,020)**		00 **(609,866)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(6,530)	(1)	(2,791)	0
71	INCOME FROM NON-MONETARY POSITION	(652,490)	(99)	(607,075)	(100)

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(301,983)	336,165
73	PENSIONS FUND AND SENIORITY	175	0
74	EXECUTIVES (*)	0	40
75	EMPLOYERS (*)	0	458
76	WORKERS (*)	0	945
77	CIRCULATION SHARES (*)	155,641,049	155,643,049
78	REPURCHASED SHARES (*)	12,744,000	13,333,969

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,678,518**	**100**	**1,862,715**	**100**
2	COST OF SALES	1,382,497	82	1,389,563	75
3	**GROSS INCOME**	**296,021**	**18**	**473,152**	**25**
4	OPERATING	627,979	37	344,499	18
5	**OPERATING**	**(331,958)**	**(20)**	**128,653**	**7**
6	TOTAL FINANCING	130,796	8	181,244	10
7	**INCOME AFTER FINANCING COST**	**(462,754)**	**(28)**	**(52,591)**	**(3)**
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(462,754)**	**(28)**	**(52,591)**	**(3)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	182	0	(4,684)	0
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(462,936)**	**(28)**	**(47,907)**	**(3)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**(462,936)**	**(28)**	**(47,907)**	**(3)**
14	INCOME OF DISCONTINUOUS OPERATIONS	126,412	8	(12,468)	(1)
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(589,348)**	**(35)**	**(35,439)**	**(2)**
16	EXTRAORDINARY ITEMS NET EXPENSES	(12,435)	(1)	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(576,913)**	**(34)**	**(35,439)**	**(2)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(576,913)**	**(34)**	**(35,439)**	**(2)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**1,678,518**	**100**	**1,862,715**	**100**
21	DOMESTIC	1,321,738	79	1,529,352	82
22	FOREIGN	356,780	21	333,363	18
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**130,796**	**100**	**181,244**	**100**
24	INTEREST PAID	153,421	117	171,040	94
25	EXCHANGE LOSSES	0	0	18,193	10
26	INTEREST EARNED	3,627	3	5,960	3
27	EXCHANGE PROFITS	12,298	9	0	0
28	GAIN DUE TO MONETARY POSITION	(6,700)	(5)	(2,029)	(1)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**182**		**100** **(4,684)**	**100**
32	INCOME TAX	182	100	2,508	54
33	DEFERED INCOME TAX	0	0	(7,192)	(154)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR **2001**
GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,895,463	2,337,097
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,678,518	1,862,715
39	OPERATION INCOME (**)	(331,958)	128,653
40	NET INCOME OF MAYORITY INTEREST(**)	(576,913)	(35,439)
41	NET CONSOLIDATED INCOME (**)	(576,913)	(35,439)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(576,913)**	**(35,439)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	208,022	138,354
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(368,891)**	**102,915**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	675,004	(18,252)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**306,113**	**84,663**
6	CASH FLOW FROM EXTERNAL FINANCING	(135,607)	38,214
7	CASH FLOW FROM INTERNAL FINANCING	0	(25,962)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(135,607)**	**12,252**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(145,522)**	**(139,609)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	24,984	(42,694)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	22,353	65,047
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	47,337	22,353

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**208,022**	**138,354**
13	DEPRECIATION AND AMORTIZATION FOR THE	189,024	136,427
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	12,298	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	6,700	0
17	+ (-) OTHER ITEMS	0	1,927
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**675,004**	**(18,252)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	336,262	(26,357)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	91,770	126,279
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	189,961	(30,076)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	34,020	(92,549)
22	+ (-) INCREASE (DECREASE) IN OTHER	22,991	4,451
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(135,607)**	**38,214**
23	+ SHORT-TERM BANK AND STOCK MARKET	(16,862)	176,967
24	+ LONG-TERM BANK AND STOCK MARKET	(118,745)	(138,753)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(25,962)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	(25,962)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(145,522)**	**(139,609)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(44,009)	(11,261)
36	(-) INCREASE IN CONSTRUCTIONS IN	8,011	(16,277)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(109,524)	(112,071)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 4 2001

GRUPO MINSA, SA DE CV

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(34.37) %	(1.90) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(39.56) %	(1.70) %
3	NET INCOME TO TOTAL ASSETS (**)	(22.79) %	(1.09) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(1.16) %	(5.73) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.66 times	0.58 times
7	NET SALES TO FIXED ASSETS (**)	1.15 times	1.26 times
8	INVENTORIES ROTATION (**)	15.82 times	7.76 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45 days	92 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	16.80 %	16.80 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	42.39 %	35.59 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.74 times	0.55 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	57.12 %	64.39 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	12.61 %	20.53 %
15	OPERATING INCOME TO INTEREST PAID	(2.16) times	0.75 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.56 times	1.62 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.66 times	1.40 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.56 times	1.18 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.55 times	1.03 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.32 %	2.63 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	(21.98) %	5.52 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	40.21 %	(0.98) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.00 times	0.49 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	311.90 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	(211.90) %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	30.24 %	8.07

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 4 YEAR: 2001

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (3.71)		$ (0.23)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (2.89)		$ (0.31)	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.81)		$ 0.08	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 9.37		$ 13.40	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.14	times	0.23	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(0.35)	times	(13.40)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

Grupo Minsa Announces its
Fourth Quarter and Full Year 2001
Unaudited Results

Grupo Minsa S.A. de C.V. ("Minsa" or "the Company") Mexico's second-largest producer of corn flour for tortilla production announced today its results for the fourth quarter and full year periods ended December 31, 2001.

All figures have been prepared according to Mexican Generally Accepted Accounting Principles and are stated in constant Mexican pesos as of December 31, 2001.

During the full year of 2001, the corn flour market in Mexico experienced a downward trend. According to Minsa's estimates, the market fell approximately 7%, affected mainly by the availability of low priced corn. As in previous years, the oversupply of corn caused increased consumption of masa tortillas and a decline in corn flour tortillas.

The Company's strategy of converting the Mexican tortilla market from using masa to corn flour in 2001 did not stimulate the rebound of the corn flour market as expected and instead resulted in 1.5-percentage point loss of market share.

The international markets in which the Company operates continued to grow. In these markets, Minsa's operations posted a significant increase that is in-line with management's expectations.

Grupo Minsa - 4Q01 Results 2

Strategic and Administrative Changes

To face the internal environment in which the Company operates, several changes have been implemented in its strategy and administrative structure, which are oriented towards improving the Company's position in the corn flour market, maximizing and stabilizing cash flows and strengthening its balance sheet.

i. Positioning the Company

The strategy of shifting the market to corn flour use that was implemented by the Company in the past did not generate any conversion from masa to corn flour and was, in effect, counterproductive for the corn flour tortilla segment. This resulted in a weaker market position for the Company. Currently, the Company is focusing its efforts on recovering its competitiveness in the corn flour market by improving client service, restructuring its sales efforts to increase its presence and coverage, improving the logistical efficiencies of its distribution, controlling and reducing selling expenses and enhancing the information systems that support sales. Since mid-2001, the Company, with the support of an external consulting firm, has developed strategies to address the areas mentioned above. The first phase is being implemented in the Western region and will be completed in April.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

Implementation at the national level will be completed by the end of 2002.

ii. Maximizing and Stabilizing Cash Flows

Over the last 3 years, the Company has experienced a cumulative 25% decrease in sales volume and is currently operating at less than 60% of its installed capacity. Despite the implementation of a cost and expense reduction program, the contraction in sales volume has resulted in a significant erosion of the Company's operating margins. As a result, the Company has implemented an aggressive cost and expense reduction program through the centralization and automation of the Company's operations.

With the support of its external auditors, the Company has adopted strict, corrective and preventive measures to increase internal controls including updating, renewing and increasing the Auditing Committee's functions, new management policies and procedures, tighter budgeting controls, and also expand the internal audit function. In addition, a Credit Committee has been established to oversee the granting of credit to customers, maintain the Company below its maximum credit risk level, and establish a timely reserve policy for doubtful and uncollectable accounts. These actions have resulted in, among other things, more conservative accounting procedures, mainly creating a reserve for 100% of receivables that are over 180 days past due.

Among the important measures adopted were the provisions made for doubtful accounts due to the higher credit lines offered to clients as a result of the contraction in demand, as well as the drop in the average sales volume per client. This resulted in an increase in the aging of account receivables.

In addition, the Company will focus its efforts on its core business, corn flour, by eliminating nonstrategic operations that fail to meet management's profitability goals and deter financial and human resources from the Company's main activities. Therefore, the Company has decided to exit the consumer products market and will sell the assets and brands of its subsidiary Comercializadora de Productos de Maiz y Derivados, S.A. de C.V. The Company is currently in talks with investment banks and potential buyers of this business.

iii. Strengthening of the Balance Sheet

Currently the relationship between the short-term and long-term debt on the Company's balance sheet is unfavorable due to the significant maturities of loans taken several years ago, which coincide with the maturities of the short-term portion of bank loans. Anticipating this situation,

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

the Company's management began working with its lenders to restructure its bank debt. Minsa
Grupo Minsa - 4Q01 Results 3
reached a preliminary agreement with its short-term creditors and hopes to achieve a favorable restructure over the course of the next few months.
The accounting effects of the changes adopted by the Company are as follows:
a) Due to the implementation of the new credit policy in 2001, the Allowance for Doubtful Accounts rose by Ps. 185.0 million, which includes the total balance for active clients with significantly overdue accounts as well as the total balance of inactive clients. The Company will continue working towards collecting receivables and any collections made will be reported as extraordinary income in future years.
b) Not including the amounts that may be recovered for its sale, and following conservative accounting criteria, a reserve was created for discontinued businesses related to Comercializadora de Productos de Maiz y Derivados, S.A. de C.V., therefore the following measures being taken: (i) increase the Allowance for Doubtful Accounts by Ps. 70.0 million, (ii) write-off 100% of spare parts inventories for Ps. 20 million, (iii) write-off 50% of fixed assets and 100% of current assets of approximately Ps. 16.0 million, and (iv) create a reserve of Ps. 11.2 million for the layoff of employees of this subsidiary.
c) Additional charges of Ps. 51.0 million were incurred to recognize capitalized expenses and deferred charges in the results and to reserve restructuring charges that will be incurred during the first months of 2002.
The adjustments made as a result of the measures described above are extraordinary and nonrecurring and will not affect the Company's cash flow and viability. Therefore, they will not affect the Company's consolidated EBITDA this year or during the coming years.
With the strategic actions previously mentioned and the accounting adjustments made as a result, the Company considers that it is prepared to optimize its performance within the corn flour market and that its financial statements are more in-line with the actual market conditions and more accurately reflect its financial position. As a result of these actions, the Company expects an immediate and significant improvement in its financial results.
Results without adjustments and without discontinued operations are discussed below:
Sales Volume
As a result of the previously described current market situation as previously described, Grupo Minsa's total volume sold in Mexico declined by 11.0% during the full year of

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

2001.
The following table shows a breakdown of Minsa's sales volume (in metric tons):

	2001	2000
Bulk	407,555	452,232
1-kg package	78,122	94,309
International	105,829	93,698
Discontinued Operations	(25,516)	(31,858)
TOTAL	565,990	608,381

Minsa's consolidated sales volume for the fourth quarter of 2001 was 147,465 metric tons. This was slightly below the figure reported for the same period of 2000. Compared to the third quarter of 2001, sales volume increased by approximately 4.6%. This increase was due in large part to bulk sales, which rose 8.8%, mainly from advanced sales due to masa and tortilla producers' expectations of higher prices in 2002.
Grupo Minsa - 4Q01 Results 4
1-kg package sales declined by 17% due to lower demand from certain state-owned entities resulting from budget limitations.
The international market was stable, posting a slight increase of 0.5%.
The following table shows a breakdown of Minsa's sales volume (in metric tons):

	4Q01	3Q01	4Q00
Bulk	108,994	100,189	108,751
1-kg package	17,427	21,033	19,673
International	26,505	26,385	26,214
Discontinued Operations	(5,461)	(6,623)	(6,701)
TOTAL	147,465	140,984	147,937

Prices
Minsa's average price during the fourth quarter of 2001 was Ps. 3,003.15 per metric ton, an increase of Ps. 95.45 per metric ton, or 3.3% above the third quarter 2001.
Net Sales
Minsa's consolidated net sales for the third quarter of 2001 were Ps. 442.9 million, 8.0% or Ps. 32.9 million higher than in the third quarter of 2001. This increase was mainly the result of higher volume and higher average price as mentioned above.
Cost of Goods Sold
The Company's cost of goods sold for the fourth quarter of 2001 reached Ps. 339.2 million, slightly below the Ps. 3.3 million reported in the third quarter of this year. Cost per metric ton, dropped Ps. 129.30, from Ps. 2,429.40 in 3Q01 to Ps. 2,300.10 in 4Q01. This decrease was mainly due to Minsa's lower corn costs, 2.5% below last quarter's figure.
Gross Profit
Minsa's gross margin rose to 23.4% in 4Q01 compared to 16.5% in 3Q01. The gross profit was Ps. 103.7 million compared to Ps. 67.4 million in 3Q01. These variations were due to the performance of our net sales and cost of goods sold, as explained above.

Operating Expenses
Minsa's operating expenses during the fourth quarter of 2001 reached Ps. 111.9 million, which is Ps. 2.2 million or 2.0% higher than those incurred in the previous quarter. This increase is mainly due to higher variable selling expenses.

Operating Income
The Company posted an operating loss of Ps. 8.2 million in the fourth quarter of 2001, compared to a loss of Ps. 42.3 million in 3Q01. The slight improvement was the result of a higher gross profit.

Comprehensive Cost of Financing
Minsa's comprehensive cost of financing for 4Q01 was Ps. 23.3 million, which is Ps. 44.4 million lower than the figure reported in 3Q01 due to an exchange rate gain of Ps. 43.1 million.

Net Income
The Company reported a consolidated net loss of Ps. 26.1 million in the fourth quarter of 2001, Ps. 79.9 million above the net loss of Ps. 106.0 million reported in 3Q01. This was attributed to the increase in the Company's comprehensive cost of financing mentioned above.

EBITDA
The figure reported this period reached Ps. 22.0 million, which is Ps. 22.0 million higher than in 3Q01. This favorable outcome was a result of the Company's operating performance as previously explained.

Balance Sheet
Minsa's consolidated total assets were Ps. 2,531.9 million as of December 31, 2001, which was Ps. 535.2 million below the figure reported as of September 30, 2001. This decline was mainly due to the strategic and administrative changes mentioned above.
Consolidated total liabilities at the close of the fourth quarter were Ps. 1,073.4 million. The Company's total interest-bearing liabilities were Ps. 843.9 million compared to Ps. 932.9 million in 3Q01. This decline was mainly due to the amortization payment made on the Company's debt with the IFC as well as the favorable exchange rate this quarter. The Company's financial leverage (total interest-bearing liabilities / shareholders' equity) was 0.58 at the close of the year, while the current ratio (current assets / short-term liabilities) was 0.66. As previously mentioned, the Company is in the process of negotiating an increase in its debt maturities with its lenders.
Minsa's shareholders' equity as of December 31, 2001 was Ps. 1,458.5 million after the adjustments mentioned above.

Investment Program
Minsa's plant capacity utilization rate at the end of the fourth quarter of 2001 was 58%, with

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

which the Company is prepared to meet the additional short-term demand that may result from an increase in sales volume. Minsa finds it appropriate to limit its investment to projects focusing on improving quality and the efficiency of its current operations until it reaches an adequate installed capacity utilization, at which point it will reinitiate its expansion investment program.

Company Description

Minsa is the second-largest producer of corn flour for tortilla production in Mexico. Founded in October of 1993, Minsa commenced operations via the acquisition of five government-owned corn flour plants. Minsa owns six corn flour plants in Mexico, located in the states of Mexico, Jalisco, Sinaloa, Veracruz, Chiapas and Coahuila; two in the U.S., located in Muleshoe, Texas and Red Oak, Iowa; and one in Jutiapa, Guatemala. It also owns and operates two corn-related consumer product plants in the states of Mexico and Nuevo León.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Previous Printing

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,826	35,641
2 MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	308,700
3 MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	159,445
4 MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	357,417
5 MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	102,411
6 MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,049	258,251
7 SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	10,049,999	99.99	161,700	125,766
8 MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	99.99	131,040	155,667
9 LA FABRICA DE LA TORTILLA	COMERCIALIZADORA	18,999,999	99.99	18,999	11,550
10 SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	262
11 OPERADORA MINSA	PRESTADORA DE SERVICIOS	49,990	99.99	73,474	27,994
12 LA MAQUINARIA DE LA TORTILLA	FABRICA MAQ. TORTILLADORAS	49,000	99.99	50	(6,498)
13 MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	34,200	99.99	36,273	22,020
14 COMERCIALIZADORA DE PRODUCTOS DE MAIZ Y DERIVADOS	ELABORA PRODUCTOS DE CONSUMO	40,049,999	99.99	40,000	(59,153)
15 SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	49,000	98.00	35,773	1,475
16 OPERADORA CPMASA	PRESTADORA DE SERVICIOS	1	0.02	1	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,008,360**	**1,500,948**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**25,082**
TOTAL					1,526,030

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				‹CQUISITIOI COST	PRESENT VALUE (3)
NOTES					

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	202,820	43,319	159,501	356,482	75,106	440,877
MACHINERY	516,656	125,220	391,436	527,116	149,375	769,177
TRANSPORT EQUIPMENT	35,073	21,353	13,720	17,614	14,186	17,148
OFFICE EQUIPMENT	15,384	7,307	8,077	18,631	5,755	20,953
COMPUTER EQUIPMENT	37,647	22,745	14,902	30,013	23,299	21,616
OTHER	5,756	2,373	3,383	5,650	3,326	5,707
DEPRECIABLES TOTAL	**813,336**	**222,317**	**591,019**	**955,506**	**271,047**	**1,275,478**
NOT DEPRECIATION ASSETS						
GROUNDS	50,692	0	50,692	95,924	0	146,616
CONSTRUCTIONS IN PROCESS	38,531	0	38,531	1,282	0	39,813
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**89,223**	**0**	**89,223**	**97,206**	**0**	**186,429**
TOTAL	**902,559**	**222,317**	**680,242**	**1,052,712**	**271,047**	**1,461,907**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

NOTES

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	National Entities: Current Year	National Entities: Until 1 Year	National Entities: Until 2 Years	National Entities: Until 3 Years	National Entities: Until 4 Years	National Entities: Until 5 Years	Foreing Entities: Current Year	Foreing Entities: Until 1 Year	Foreing Entities: Until 2 Years	Foreing Entities: Until 3 Years	Foreing Entities: Until 4 Years	Foreing Entities: Until 5 Years
					Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
BANKS																
OTHER FINANCIAL ENTITIES																
QUIROGRAFARIO/BANCOMER		10.50	180,000	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/IFC		7.75	0	0	0	0	0	0	0	0	0	55,015	55,015	55,015	0	0
QUIROGRAFARIO/IFC		7.75	0	0	0	0	0	0	0	0	0	36,677	36,677	36,677	0	0
QUIROGRAFARIO/RABOBANK		4.40	0	0	0	0	0	0	0	0	0	93,526	0	0	0	0
QUIROGRAFARIO/RABOBANK		4.60	0	0	0	0	0	0	0	0	0	89,073	0	0	0	0
QUIROGRAFARIO/RABOBANK		5.40	0	0	0	0	0	0	0	0	0	82,523	0	0	0	0
QUIRGRAFARIO/ECOBAN		12.97	0	0	0	0	0	0	0	0	36,677	0	0	0	0	0
QUIRGRAFARIO/ECOBAN		13.15	0	0	0	0	0	0	0	0	27,508	0	0	0	0	0
QUIROGRAFARIO/COMERICA		20.70	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/COMERICA		15.20	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/COMERICA		15.50	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/BANCO DE EXPOR		23.25	0	0	0	0	0	0	0	0	5,573	0	0	0	0	0
REFACCIONARIO/QUADRUM		13.86	583	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDAMIENTO/MERCEDES BENZ		9.72	0	0	0	0	0	0	0	0	0	900	735	0	0	0
REFACCIONARIO/QUADRUM		22.00	239	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDAMIENTO/WELLS FARGO		5.75	0	0	0	0	0	0	0	0	0	115	36	0	0	0
ARRENDAMIENTO/RANDY JOHNSON		5.75	0	0	0	0	0	0	0	0	0	1,068	0	0	0	0
ARRENDAMIENTO/WELLS FARGO		5.75	0	0	0	0	0	0	0	0	0	69	21	0	0	0
ARRENDAMIENTO/WELLS FARGO		5.75	0	0	0	0	0	0	0	0	0	56	113	0	0	0
TOTAL BANKS			**230,822**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**69,758**	**359,022**	**92,597**	**91,692**	**0**	**0**
PROVEEDORES																
PROVEEDORES VARIOS S22			135,473	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**135,473**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 4 YEAR: 2001

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS PASIVOS CIRCUL S26			70,793	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**70,793**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			437,088	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**69,758**	**359,022**	**92,597**	**91,692**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**

GRUPO MINSA, SA DE CV

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	32,188	295,136	6,723	61,644	356,780
TOTAL	**32,188**	**295,136**	**6,723**	**61,644**	**356,780**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
NET BALANCE	**32,188**	**295,136**	**6,723**	**61,644**	**356,780**
FOREING MONETARY POSITION					
TOTAL ASSETS	**21,403**	**196,246**	**6,549**	**60,053**	**256,299**
LIABILITIES POSITION	**4,426**	**40,578**	**4,148**	**38,033**	**78,611**
SHORT TERM LIABILITIES POSITION	4,327	39,673	4,148	38,033	77,706
LONG TERM LIABILITIES POSITION	99	905	0	0	905
NET BALANCE	**16,977**	**155,668**	**2,401**	**22,020**	**177,688**

NOTES

EL TIPO DE CAMBIO AL 31 DE DICIEMBRE 9.1692

STOCK EXCHANGE CODE:**MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR: **2001**

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

**CONSOLIDATED
Previous Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,257,744	1,383,411	(125,667)	0.55	697
FEBRUARY	943,898	1,236,523	(292,625)	0.07	(194)
MARCH	928,758	1,046,334	(117,576)	0.63	745
APRIL	923,424	1,019,626	(96,202)	0.50	485
MAY	915,371	1,018,498	(103,127)	0.23	237
JUNE	979,264	1,126,501	(147,237)	0.24	348
JULY	946,688	1,080,762	(134,074)	0.26	(348)
AUGUST	923,195	1,086,957	(163,762)	0.59	970
SEPTEMBER	956,333	1,129,908	(173,575)	0.59	1,028
OCTOBER	970,834	1,172,030	(201,196)	0.93	1,873
NOVEMBER	1,003,697	1,082,930	(79,233)	0.45	358
DECEMBER	996,682	1,043,158	(46,476)	0.38	175
ACTUALIZATION:	0	0	0	0.00	326
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
T O T A L					**6,700**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:
GRUPO MINSA, SA DE CV

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**
GRUPO MINSA, SA DE CV

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

NOTES

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**
GRUPO MINSA, SA DE CV

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MAIZ	PRODUCTORES NACIONALES	NO			65.62

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	495,853	935,969	460,161	1,321,738	24.40	MINSA	INDUSTRIALES DE LA TOTILLA
TOTAL		935,969		1,321,738			

STOCK EXCHANGE CODE: **MINSA** QUARTER: **4** YEAR: **2001**
GRUPO MINSA, SA DE CV

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ			105,829	356,780	EE.UU	MINSA	INDUSTRIALES DE LA TORTILLA FRITUREROS
T O T A L				356,780			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **0000** — 0

Number of shares Outstanding at the Date of the NFE A: — 0
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF 1995 — 0

Number of shares Outstanding at the Date of the NFE A: — 139,301,049
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFE A : (Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFE AR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF 0

Number of shares Outstanding at the Date of the NFE AR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFE AR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **4** YEAR **2001**

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO 31** OF **DECEMBER** OF **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

TLALNEPANTLA, MEX, AT APRIL 8 OF 2002

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 4 YEAR 2001

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0		62,245,124		62,245,124		248,980
BII		0	65,070,925			65,070,925	258,607	
C		0		28,325,000		28,325,000		114,977
TOTAL			**65,070,925**	**90,570,124**	**0**	**155,641,049**	**258,607**	**363,957**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
155,641,049
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER